

SECURITIES AND EXCHANGE COMMISSION

07006115

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 49225

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2006 (MM/DD/YY) AND ENDING 12/31/2006 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: CS Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1640 Sepulveda., Suite 425
(No. and Street)

Los Angeles	CA	90025
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Novogradac & Company, LLP
(Name – *if individual, state last, first, middle name*)

246 First Street, 5th Floor	San Francisco	CA	94105
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, George M. Russo, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of CS Securities, Inc., as of December 31, 2006, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



RUTZEL M. CASTILLO
COMM. #1650995
NOTARY PUBLIC · CALIFORNIA
LOS ANGELES COUNTY
My Comm. Expires APR. 9, 2010

Rutzel M. Castillo
Notary Public

Signature

FinOp
Title

This report ** contains (check all applicable boxes):

- ☐ (a) Facing Page.
- ☐ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CS SECURITIES, INC.
TABLE OF CONTENTS
For the years ended December 31, 2006 and 2005



NOVOGRADAC
& COMPANY LLP
CERTIFIED PUBLIC ACCOUNTANTS

Independent Auditors' Report

To the Board of Directors of CS Securities, Inc.:

We have audited the accompanying statements of financial condition of CS Securities, Inc. as of December 31, 2006 and 2005, and the related statements of operations, changes in stockholder's equity and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of CS Securities' internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of CS Securities, Inc. as of December 31, 2006 and 2005, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information included on pages 9 to 11 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Novogradac & Company LLP

San Francisco, California
February 23, 2007

246 FIRST STREET 5TH FLOOR SAN FRANCISCO CALIFORNIA 94105 TELEPHONE (415) 356-8000 FACSIMILE (415) 356-8001 http://www.novoco.com

CS SECURITIES, INC.
STATEMENTS OF FINANCIAL CONDITION
December 31, 2006 and 2005

	2006	2005
ASSETS		
Current assets:		
Cash and cash equivalents	$ 23,879	$ 61,429
Total current assets	23,879	61,429
Total assets	$ 23,879	$ 61,429
LIABILITIES AND STOCKHOLDER'S EQUITY		
Current liabilities:		
Accounts payable and accrued liabilities	$ 4,695	$ -
Due to related party	4,500	20,300
State taxes payable	800	2,345
Total current liabilities	9,995	22,645
Stockholder's equity:		
Common stock, $.10 cents par value; 100,000 shares authorized, issued and outstanding	10,000	10,000
Additional paid in capital	15,000	-
(Accumulated deficit) retained earnings	(11,116)	28,784
Total stockholder's equity	13,884	38,784
Total liabilities and stockholder's equity	$ 23,879	$ 61,429

see notes to financial statements

CS SECURITIES, INC.
STATEMENTS OF OPERATIONS
For the years ended December 31, 2006 and 2005

	2006	2005
REVENUE		
Consulting revenue	$ -	$ 341,500
Interest income	849	1,558
Total revenue	849	343,058
EXPENSES		
Accounting and legal	17,250	12,835
General and administrative	22,205	120,055
Taxes and insurance	494	494
Total operating expenses	39,949	133,384
Net (loss) income before provision for state income taxes	(39,100)	209,674
Provision for state income taxes	(800)	(3,145)
Net (loss) income	$ (39,900)	$ 206,529

see notes to financial statements

CS SECURITIES, INC.
STATEMENTS OF CHANGES IN STOCKHOLDER'S EQUITY
For the years ended December 31, 2006 and 2005

	Common Stock		Additional Paid In Capital	Retained Earnings (Accumulated Deficit)	Total Stockholder's Equity
	Shares	Amount			
Balance, January 1, 2005	100,000	$ 10,000	$ -	$ 22,255	$ 32,255
Capital distributions	-	-	-	(200,000)	(200,000)
2005 net income	-	-	-	206,529	206,529
Balance, December 31, 2005	100,000	10,000	-	28,784	38,784
Capital contributions	-	-	15,000	-	15,000
2006 net loss	-	-	-	(39,900)	(39,900)
Balance, December 31, 2006	100,000	$ 10,000	$ 15,000	$ (11,116)	$ 13,884

see notes to financial statements

CS SECURITIES, INC.
STATEMENTS OF CASH FLOWS
For the years ended December 31, 2006 and 2005

	2006	2005
Cash flows from operating activities:		
Net (loss) income	$ (39,900)	$ 206,529
Adjustments to reconcile net income to net cash (used in) provided by operating activities:		
Increase in accounts payable and accrued liabilities	4,695	-
(Decrease) increase in due to related party	(15,800)	19,650
(Decrease) increase in state taxes payable	(1,545)	2,345
Net cash (used in) provided by operating activities	(52,550)	228,524
Cash flows from financing activities:		
Capital contributions (distributions)	15,000	(200,000)
Net (decrease) increase in cash and cash equivalents	(37,550)	28,524
Cash and cash equivalents at beginning of year	61,429	32,905
Cash and cash equivalents at end of year	$ 23,879	$ 61,429
Supplemental disclosure of cash flow information:		
Income taxes paid	$ 2,345	$ 800

see notes to financial statements

CS SECURITIES, INC.
NOTES TO FINANCIAL STATEMENTS
For the years ended December 31, 2006 and 2005

1. Organization

CS Securities, Inc. ("CSS"), a California S-Corporation, was formed on January 18, 1996 to operate as a licensed broker-dealer pursuant to Section 15(b) of the Securities Exchange Act. CSS's purpose, as a licensed broker-dealer, is to act as a finder in connection with real estate holding companies' liquidation of real estate holdings. In addition, CSS may also structure and sell private offerings on a best efforts basis to institutional investors only.

CSS is exempt from special reserve requirements for brokers and dealers under Rule 15c3-3 of the Securities and Exchange Commission. This exemption is claimed under Section (k)(2)(i). CSS is a member of the National Association of Securities Dealers, Inc.

CSS is a member of the Securities Investor Protection Corporation ("SIPC"). SIPC has suspended assessments based on net operating revenue at the time of this report. Therefore, a SIPC supplemental report is not included.

2. Summary of significant accounting policies

Method of accounting
CSS prepares its financial statements on the accrual basis of accounting consistent with accounting principles generally accepted in the United States of America. CSS's year end for tax and financial reporting purposes is December 31.

Use of estimates
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Cash and cash equivalents
Cash and cash equivalents include all cash balances and highly liquid investments with maturities of three months or less at date of acquisition.

Income taxes
CSS has elected to be taxed as an S corporation on its federal and California income tax returns. As an S corporation, CSS is generally not subject to federal income tax and is subject to California income tax at a reduced rate of 1.5%.

Concentration of credit risk
CSS places its temporary cash investments with high credit quality financial institutions. At times, the account balances may exceed the institution's federally insured limits. CSS has not experienced any losses in such accounts.

Revenue recognition
Consulting revenue is recognized at the completion of sales transactions or the trade date.

2. Summary of significant accounting policies (continued)

Reclassifications
Certain reclassifications have been made to the prior year financial statements to conform to the current year presentation.

3. Net capital

CSS does not receive or hold customer securities or cash. As a result, the minimum net capital required by the Securities and Exchange Commission under Rule 15c3-1 is the greater of $5,000 or 6.67% of aggregate indebtedness, as defined. As of December 31, 2006 and 2005, CSS had net capital of $13,406 and $37,555, respectively, and required net capital of $5,000.

4. S-corporation status

CSS has elected under the Internal Revenue Code to be an S-corporation. An S-corporation does not pay federal income tax and pays state income tax at a rate of 1.5% with a minimum franchise tax of $800. In lieu of corporation income taxes, the shareholders of an S-corporation are taxed on their proportionate share of the corporation's taxable income. As of December 31, 2006 and 2005, CSS has one shareholder.

5. Related party transactions

William Chadwick is the 100% sole shareholder of CSS. Mr. Chadwick is also 100% sole shareholder of Chadwick & Company ("CC") and has a 41.25% interest in Chadwick Saylor & Co., Inc. ("CSC"). CC and CSC charge CSS for consulting fee expense. As of December 31, 2006 and 2005, no consulting fee was expensed and outstanding. As of December 31, 2006 and 2005, $4,500 and $20,300, respectively, was payable for operating expenses, and is included in due to related party in the accompanying statements of financial condition. CSS engages CC and CSC as its primary provider of financial consulting and due diligence services.

SUPPLEMENTAL INFORMATION

CS SECURITIES, INC.
RECONCILIATIONS OF NET CAPITAL AND
COMPUTATIONS OF NET CAPITAL UNDER RULE 15c3-1
SCHEDULE I
For the years ended December 31, 2006 and 2005

	2006	2005
Total stockholder's equity at end of year	$ 13,884	$ 38,784
Adjustments:		
Non-allowable assets	(478)	(1,229)
Net capital	$ 13,406	$ 37,555
Aggregate indebtedness ("AI")		
Total liabilities in statements of financial condition	$ 9,995	$ 22,645
Computation of basic net capital requirement:		
Minimum net capital required (6.67% of AI)	$ 667	$ 1,510
Minimum dollar net capital required	$ 5,000	$ 5,000
Minimum net capital requirement	$ 5,000	$ 5,000
Excess net capital	$ 8,406	$ 32,555
Excess of net capital at 1,000% (net capital - 10% of AI)	$ 12,407	$ 35,291
Percentage of aggregate indebtedness to net capital	74.55%	60.30%

CS SECURITIES, INC.
RECONCILIATIONS OF NET CAPITAL PER AUDITED
AND UNAUDITED FOCUS REPORTS
SCHEDULE II
For the years ended December 31, 2006 and 2005

	2006	2005
Net capital per unaudited FOCUS report	$ 7,706	$ 39,900
Audit and other adjustments	5,700	(2,345)
Net capital per auditors' computations	$ 13,406	$ 37,555

CS SECURITIES, INC.
EXEMPTIONS FROM CUSTOMER PROTECTION RULE 15c3-3
For the years ended December 31, 2006 and 2005

Exemptive provision:

In the opinion of management, CS Securities, Inc. is exempt from the provisions of Rule 15c3-3(k)(2)(i) in that CS Securities does not receive, hold or otherwise perform custodial functions relating to customer securities.



NOVOGRADAC & COMPANY LLP
CERTIFIED PUBLIC ACCOUNTANTS

Independent Auditors' Report on Internal Control Required by SEC RULE 17a-5 for a Broker-Dealer Claiming an Exemption from SEC RULE 15c3-3

To the Board of Directors of CS Securities, Inc.:

In planning and performing the audits of the financial statements of CS Securities, Inc. ("CSS") for the years ended December 31, 2006 and 2005, we considered its internal control in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements, but not to provide assurance on the internal control structure.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission ("the Commission"), we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by CSS that we considered relevant to the objectives stated in rule 17a-5(g)-1 in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and the procedures for determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by CSS in (1) making the quarterly securities examinations, counts, verifications and comparisons; (2) the recordation of differences required by Rule 17a-13; (3) in complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System, because CSS does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of CSS is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which CSS has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of the structure, practices and procedures to future periods is subject to the risks that they might become inadequate because of changes in conditions or that the effectiveness of their design and operation might deteriorate.

246 FIRST STREET 5TH FLOOR SAN FRANCISCO CALIFORNIA 94105 TELEPHONE (415) 356-8000 FACSIMILE (415) 356-8001 http://www.novoco.com

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control. However, we noted no matters involving the internal control structure that we consider to material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that CSS's practices and procedures were adequate as of December 31, 2006 and 2005 to meet the Commission's objectives.

This report is intended solely for the use of management, the Board of Directors, the Securities and Exchange Commission, the National Association of Securities Dealer, Inc. and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers. It is not intended to and should not be used by anyone other than these specified parties.

Novogradac & Company LLP

San Francisco, California
February 23, 2007

FORM X-17A-5	**FOCUS REPORT** (Financial and Operational Combined Uniform Single Report) **Part IIA Quarterly 17a-5(a)** INFORMATION REQUIRED OF BROKERS AND DEALERS PURSUANT TO RULE 17

COVER

Select a filing method: Basic (•) Alternate ( ) [0011]

Name of Broker Dealer: CS SECURITIES, INC. [0013]

SEC File Number: 8- 49225 [0014]

Address of Principal Place of Business: 11601 WILSHIRE BLVD [0020]

LOS ANGELES [0021] CA [0022] 90025 [0023]

Firm ID: 40685 [0015]

For Period Beginning 10/01/2006 [0024] And Ending 12/31/2006 [0025]

Name and telephone number of person to contact in regard to this report:

Name: George M. Russo [0030] Phone: (805)573-1856 [0031]

Name(s) of subsidiaries or affiliates consolidated in this report:

Name: ____ [0032] Phone: ____ [0033]

Name: ____ [0034] Phone: ____ [0035]

Name: ____ [0036] Phone: ____ [0037]

Name: ____ [0038] Phone: ____ [0039]

Does respondent carry its own customer accounts? Yes ( ) [0040] No (•) [0041]

Check here if respondent is filing an audited report [ ] [0042]

ASSETS

Consolidated ◯ [0198] Unconsolidated ◉ [0199]

		Allowable	Non-Allowable	Total
1.	Cash	23,879 [0200]		23,879 [0750]
2.	Receivables from brokers or dealers:			
	A. Clearance account	[0295]		
	B. Other	[0300]	[0550]	0 [0810]
3.	Receivables from non-customers	[0355]	[0600]	0 [0830]
4.	Securities and spot commodities owned, at market value:			
	A. Exempted securities	[0418]		
	B. Debt securities	[0419]		
	C. Options	[0420]		
	D. Other securities	[0424]		
	E. Spot commodities	[0430]		0 [0850]
5.	Securities and/or other investments not readily marketable:			
	A. At cost [0130]			
	B. At estimated fair value	[0440]	[0610]	0 [0860]
6.	Securities borrowed under subordination agreements and partners' individual and capital securities accounts, at market value:	[0460]	[0630]	0 [0880]
	A. Exempted securities [0150]			
	B. Other securities [0160]			

7. Secured demand notes market value of collateral:	[0470]	[0640]	0 [0890]
A. **Exempted securities** [0170]			
B. **Other securities** [0180]			
8. Memberships in exchanges:			
A. **Owned, at market** [0190]			
B. **Owned, at cost**		[0650]	
C. **Contributed for use of the company, at market value**		[0660]	0 [0900]
9. Investment in and receivables from affiliates, subsidiaries and associated partnerships	[0480]	[0670]	0 [0910]
10. Property, furniture, equipment, leasehold improvements and rights under lease agreements, at cost-net of accumulated depreciation and amortization	[0490]	[0680]	0 [0920]
11. Other assets	[0535]	[0735]	0 [0930]
12. **TOTAL ASSETS**	23,879 [0540]	0 [0740]	23,879 [0940]

LIABILITIES AND OWNERSHIP EQUITY

Liabilities	A.I. Liabilities	Non-A.I. Liabilities	Total
13. Bank loans payable	[1045]	[1255]	0 [1470]
14. Payable to brokers or dealers:			
A. Clearance account	[1114]	[1315]	0 [1560]
B. Other	[1115]	[1305]	0 [1540]
15. Payable to non-customers	[1155]	[1355]	0 [1610]
16. Securities sold not yet purchased, at market value		[1360]	0 [1620]
17. Accounts payable, accrued liabilities, expenses and other	15,695 [1205]	[1385]	15,695 [1685]
18. Notes and mortgages payable:			
A. Unsecured	[1210]		0 [1690]
B. Secured	[1211]	[1390]	0 [1700]
19. Liabilities subordinated to claims of general creditors:			
A. Cash borrowings:		[1400]	0 [1710]
1. from outsiders [0970]			
2. Includes equity subordination (15c3-1(d)) of [0980]			
B. Securities borrowings, at market value:		[1410]	0 [1720]
from outsiders [0990]			
C. Pursuant to secured demand note collateral agreements:		[1420]	0 [1730]
1. from outsiders			

	[1000]			
	2. Includes equity subordination (15c3-1(d)) of ____ [1010]			
D.	Exchange memberships contributed for use of company, at market value		[1430]	0 [1740]
E.	Accounts and other borrowings not qualified for net capital purposes	[1220]	[1440]	0 [1750]
20.	TOTAL LIABLITIES	15,695 [1230]	0 [1450]	15,695 [1760]

Ownership Equity

		Total
21.	Sole proprietorship	[1770]
22.	Partnership (limited partners ____ [1020])	[1780]
23.	Corporations:	
A.	Preferred stock	[1791]
B.	Common stock	10,000 [1792]
C.	Additional paid-in capital	15,000 [1793]
D.	Retained earnings	-16,816 [1794]
E.	Total	8,184 [1795]
F.	Less capital stock in treasury	[1796]
24.	TOTAL OWNERSHIP EQUITY	8,184 [1800]
25.	TOTAL LIABILITIES AND OWNERSHIP EQUITY	23,879 [1810]

STATEMENT OF INCOME (LOSS)

Period Beginning 10/01/2006 [3932] Period Ending 12/31/2006 [3933] Number of months 3 [3931]

REVENUE

1.	Commissions:		
a.	**Commissions on transactions in exchange listed equity securities executed on an exchange**		[3935]
b.	**Commissions on listed option transactions**		[3938]
c.	**All other securities commissions**		[3939]
d.	**Total securities commissions**	0	[3940]
2.	Gains or losses on firm securities trading accounts		
a.	**From market making in options on a national securities exchange**		[3945]
b.	**From all other trading**		[3949]
c.	**Total gain (loss)**	0	[3950]
3.	Gains or losses on firm securities investment accounts		[3952]
4.	Profit (loss) from underwriting and selling groups		[3955]
5.	Revenue from sale of investment company shares		[3970]
6.	Commodities revenue		[3990]
7.	Fees for account supervision, investment advisory and administrative services		[3975]
8.	Other revenue	202	[3995]
9.	Total revenue	202	[4030]

EXPENSES

10.	Salaries and other employment costs for general partners and voting stockholder officers		[4120]
11.	Other employee compensation and benefits		[4115]
12.	Commissions paid to other broker-dealers		[4140]
13.	Interest expense		[4075]
a.	**Includes interest on accounts subject to subordination agreements** [4070]		
14.	Regulatory fees and expenses		[4195]
15.	Other expenses	6,685	[4100]
16.	Total expenses	6,685	

NET INCOME

[4200]

17.	Net Income(loss) before Federal Income taxes and items below (Item 9 less Item 16)		-6,483 [4210]
18.	Provision for Federal Income taxes (for parent only)		[4220]
19.	Equity in earnings (losses) of unconsolidated subsidiaries not included above		[4222]
	a. After Federal income taxes of	[4238]	
20.	Extraordinary gains (losses)		[4224]
	a. After Federal income taxes of	[4239]	
21.	Cumulative effect of changes in accounting principles		[4225]
22.	Net income (loss) after Federal income taxes and extraordinary items		-6,483 [4230]

MONTHLY INCOME

23.	Income (current monthly only) before provision for Federal income taxes and extraordinary items	-1,955 [4211]

EXEMPTIVE PROVISIONS

25. If an exemption from Rule 15c3-3 is claimed, identify below the section upon which such exemption is based

A. (k) ☐ [4550]
(1)--Limited business (mutual funds and/or variable annuities only)

B. (k) ☑ [4560]
(2)(i)--"Special Account for the Exclusive Benefit of customers" maintained

C. (k) ☐ [4570]
(2)(ii)--All customer transactions cleared through another broker-dealer on a fully disclosed basis. Name of clearing firm(s)

Clearing Firm SEC#s	Name	Product Code
8- ____ [4335A]	____ [4335A2]	____ [4335B]
8- ____ [4335C]	____ [4335C2]	____ [4335D]
8- ____ [4335E]	____ [4335E2]	____ [4335F]
8- ____ [4335G]	____ [4335G2]	____ [4335H]
8- ____ [4335I]	____ [4335I2]	____ [4335J]

D. (k) ☐ [4580]
(3)--Exempted by order of the Commission

COMPUTATION OF NET CAPITAL

1. Total ownership equity from Statement of Financial Condition — 8,184 [3480]
2. Deduct ownership equity not allowable for Net Capital — [3490]
3. Total ownership equity qualified for Net Capital — 8,184 [3500]
4. Add:
   - A. **Liabilities subordinated to claims of general creditors allowable in computation of net capital** — 0 [3520]
   - B. **Other (deductions) or allowable credits (List)**

[3525A]	[3525B]	
[3525C]	[3525D]	
[3525E]	[3525F]	0 [3525]

5. Total capital and allowable subordinated liabilities — 8,184 [3530]
6. Deductions and/or charges:
   - A. **Total nonallowable assets from Statement of Financial Condition (Notes B and C)** — 0 [3540]
   - B. **Secured demand note deficiency** — [3590]
   - C. **Commodity futures contracts and spot commodities - proprietary capital charges** — [3600]
   - D. **Other deductions and/or charges** — [3610] — 0 [3620]
7. Other additions and/or credits (List)

[3630A]	[3630B]	
[3630C]	[3630D]	
[3630E]	[3630F]	0 [3630]

8. Net capital before haircuts on securities positions — 8,184 [3640]
9. Haircuts on securities (computed, where applicable, pursuant to 15c3-1(f)):
   - A. **Contractual securities commitments** — [3660]
   - B. **Subordinated securities borrowings** — [3670]
   - C. **Trading and investment securities:**

1. Exempted securities		[3735]	
2. Debt securities		[3733]	
3. Options		[3730]	
4. Other securities		[3734]	
D. Undue Concentration		[3650]	
E. Other (List)			
	Money Market Funds [3736A]	478 [3736B]	
	[3736C]	[3736D]	
	[3736E]	[3736F]	
		478 [3736]	-478 [3740]
10. Net Capital			7,706 [3750]

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Part A

11. Minimum net capital required (6-2/3% of line 19)	1,046 [3756]
12. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note(A)	5,000 [3758]
13. Net capital requirement (greater of line 11 or 12)	5,000 [3760]
14. Excess net capital (line 10 less 13)	2,706 [3770]
15. Excess net capital at 1000% (line 10 less 10% of line 19)	6,136 [3780]

COMPUTATION OF AGGREGATE INDEBTEDNESS

16. Total A.I. liabilities from Statement of Financial Condition			15,695 [3790]
17. Add:			
A. Drafts for immediate credit		[3800]	
B. Market value of securities borrowed for which no equivalent value is paid or credited		[3810]	
C. Other unrecorded amounts (List)			

	[3820A]	[3820B]	
	[3820C]	[3820D]	
	[3820E]	[3820F]	
		0 [3820]	0 [3830]
19. Total aggregate indebtedness			15,695 [3840]
20. Percentage of aggregate indebtedness to net capital (line 19 / line 10)			% 204 [3850]

OTHER RATIOS

21. Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1(d)	% 0 [3860]

SCHEDULED WITHDRAWALS

Ownership Equity and Subordinated Liabilities maturing or proposed to be withdrawn within the next six months and accruals, (as defined below), which have not been deducted in the computation of Net Capital.

Type of Proposed Withdrawal or Accrual	Name of Lender or Contributor	Insider or Outsider	Amount to be Withdrawn (cash amount and/or Net Capital Value of Securities)	Withdrawal or Maturity Date (MMDDYYYY)	Expect to Renew
_ [4600]	[4601]	[4602]	[4603]	[4604]	[4605]
_ [4610]	[4611]	[4612]	[4613]	[4614]	[4615]
_ [4620]	[4621]	[4622]	[4623]	[4624]	[4625]
_ [4630]	[4631]	[4632]	[4633]	[4634]	[4635]
_ [4640]	[4641]	[4642]	[4643]	[4644]	[4645]
_ [4650]	[4651]	[4652]	[4653]	[4654]	[4655]
_ [4660]	[4661]	[4662]	[4663]	[4664]	[4665]
_ [4670]	[4671]	[4672]	[4673]	[4674]	[4675]
_ [4680]	[4681]	[4682]	[4683]	[4684]	[4685]
_ [4690]	[4691]	[4692]	[4693]	[4694]	[4695]
		TOTAL $	0 [4699]		

Omit Pennies

Instructions Detail listing must include the total of items maturing during the six month period following the report date, regardless of whether or not the capital contribution is expected to be renewed. The schedule must also include proposed capital withdrawals scheduled within the six month period following the report date including the proposed redemption of stock and payments of liabilities secured by fixed assets (which are considered allowable assets in the capital computation pursuant to Rule 15c3-1(c)(2)(iv)), which could be required by the lender on demand or in less than six months.

Withdrawal Code	Description
1	Equity Capital
2	Subordinated Liabilities
3	Accruals
4	15c3-1(c)(2)(iv) Liabilities

STATEMENT OF CHANGES

STATEMENT OF CHANGES IN OWNERSHIP EQUITY (SOLE PROPRIETORSHIP, PARTNERSHIP OR CORPORATION)

1.	Balance, beginning of period			14,667 [4240]
	A.	**Net income (loss)**		-6,483 [4250]
	B.	**Additions (includes non-conforming capital of**	[4262])	[4260]
	C.	**Deductions (includes non-conforming capital of**	[4272])	[4270]
2.	Balance, end of period (From item 1800)			8,184 [4290]

STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

3.	Balance, beginning of period		[4300]
	A.	**Increases**	[4310]
	B.	**Decreases**	[4320]
4.	Balance, end of period (From item 3520)		0 [4330]


SEC MAIL
RECEIVED
PROCESSING
MAR - 1 2007
WASH. D.C.
186
SECTION

CS SECURITIES, INC.
FINANCIAL STATEMENTS
and
SUPPLEMENTAL INFORMATION
For the years ended December 31, 2006 and 2005
with
Independent Auditors' Report

END